UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building B09,

Intelligence Park No. 26 Yongtaizhuang North Road,

Haidian District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities.

On January 27, 2025, Autozi Internet Technology (Global) Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an accredited investor (the “Investor”). Pursuant to the Purchase Agreement, the Company agreed to sell, and the Investor agreed to purchase, a new series of senior unsecured convertible notes of the Company, in the aggregate original principal amount of up to $27,500,000, which are convertible into Class A ordinary shares of the Company (“Ordinary Shares”). The transactions contemplated under the Purchase Agreement (the “Transactions”) closed on January 27, 2025 (“Closing”). Upon Closing, the Company issued (i) a senior unsecured convertible note in the principal amount of $3,000,000 (the “Initial Note”) and (ii) six warrants (the “Incremental Warrants”) each to acquire a senior unsecured convertible note of the Company in an original principal amount of $4,000,000 (each, an “Incremental Note” and, together with the Initial Note, the “Notes”).

In connection with the Transaction, the Company and the Investor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company has agreed to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to all Registrable Securities (as defined in the Registration Rights Agreement) within 30 calendar days following the Closing.

The Initial Note was issued at an original issue discount of 8.25%, with each $1,000 principal amount of Initial Note being purchased at a price of approximately $917.50. The Initial Note bears interest at a rate of 9.25% per annum and has a maturity date of July 27, 2026. The Incremental Notes, if and when issued, have terms that are substantially similar to the terms of the Initial Note.

The Notes are convertible at the option of the Investor into Ordinary Shares (the “Conversion Shares”) at a conversion rate equal to (i) 110% of the sum of the principal, interest and any late charges of the Note or any applicable unpaid amounts (the “Conversion Amount”) divided by (ii) the applicable conversion price (the “Conversion Price”). The initial Conversion Price is equal to the closing sale price of the Company’s Ordinary Shares on the trading day prior to the Closing, subject to adjustment as provided in the Notes, including without limitation, in the event of any subsequent dilutive issuance at a price lower than the Conversion Price then in effect. The Conversion Price will reset on the date the Registration Statement is declared effective by the SEC and every month thereafter to the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) 93% of the lowest daily VWAP of the Company’s Ordinary Shares in the prior 10 trading day period, and (B) a floor price of $0.1618 per share, subject to adjustment as provided in the Notes (the “Floor Price”).

Upon the occurrence of an Event of Default (as defined in the Notes), the holder of Notes may, at its option, convert any portion of the outstanding and unpaid Conversion Amount into Ordinary Shares at a conversion rate equal to (i) 125% of the Conversion Amount divided by (ii) the Alternate Conversion Price. The “Alternate Conversion Price” equals the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) 93% of the lowest VWAP of the Ordinary Shares during the 10 consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice and (B) the Floor Price.

The Company may redeem the Notes in cash at a price that is equal to the greater of (i) 118% of the outstanding amount of Notes being redeemed and (ii) the product of the conversion rate and the highest closing sale price of the Ordinary Shares during the applicable period, plus accrued and unpaid interest, late charges and other amounts due. The Company must provide at least 30 days’ prior written notice, and any such redemption notice is irrevocable. The Notes cannot be redeemed if an event of default has occurred and is continuing. In addition, in the event of a Subsequent Placement, the Investor may require the Company to redeem up to 30% of the gross proceeds from such placement at 100% of the outstanding amount, payable within five trading days of the Company’s receipt of a redemption notice.

Each Incremental Warrant permits the Investor to purchase Notes with a face value of up to $4,000,000 at a purchase price equal to 91.75% of the face value. The Incremental Warrants may be exercised every ninety (90) days following the Closing until all such Incremental Warrants have been exercised or canceled and interest on the Incremental Notes shall accrue through the 18 month anniversary of the applicable issuance date of such Incremental Note, as applicable. In addition, each Incremental Warrant includes a call provision in which the Company may cancel any unexercised portion of the Incremental Warrant if certain conditions are satisfied, including a VWAP of at least $0.25 for 15 consecutive Trading Days, an average daily trading volume exceeding $350,000 and an outstanding aggregate principal value of the Notes that is less than $1,250,000. The Company may not issue a call notice unless it has satisfied its obligations under the Incremental Warrant, including without limitation, maintaining an effective registration statement for the Conversion Shares or ensuring eligibility for resale under Rule 144 of the Securities Act (the “Securities Act”).

In connection with the Transactions, the Company paid a placement agent fee of 7.5% of the gross proceeds received by the Company.

In connection with the foregoing, the Company relied upon the exemption from registration provided by Section 4(a)(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering. In addition, the Company relied upon home country practices in the Cayman Islands in connection with the Transactions, and not to follow Nasdaq Rule 5635(d), which would otherwise require shareholder approval for such transactions.

The Securities Purchase Agreement, Registration Rights Agreement, form of Note and form of Incremental Warrant and are filed as Exhibits 10.1, 10.2, 4.1 and 4.2 respectively, to this Current Report on Form 6-K and are incorporated herein by reference. The above descriptions of the terms of the Securities Purchase Agreement, Registration Rights Agreement, form of Note and form of Incremental Warrant are qualified in their entirety by reference to such exhibits.

On January 31, 2025, the Company published a press release announcing the Transactions, a copy of which is attached herein as Exhibit 99.1.

Exhibits Index

Exhibit No.	Description

4.1	Form of Senior Unsecured Convertible Promissory Note
4.2	Form of Incremental Warrant
10.1	Securities Purchase Agreement, dated January 27, 2025, by and between the Company and the Investor
10.2	Registration Rights Agreement, dated January 27, 2025, by and between the Company and the Investor
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2025

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board